EXHIBIT 1

March 19, 2016

InterOil Corporation (the “Corporation”)

c/o Lackowicz & Hoffman

Suite 300, 204 Black Street

Whitehorse, Yukon

Y1A 2M9, Canada

Each of the members of the Board of Directors of the Corporation

(the “Board of Directors”)

Dear Sirs:

Please find enclosed a requisition (the “Requisition”) pursuant to Section 144 of the Business Corporations Act (Yukon) (the “YBCA”) requisitioning the Board of Directors to call a meeting of the shareholders of the Corporation for the purposes set out in the Requisition. The Requisition is hereby delivered to the Corporation and each of the current members of the Board of Directors pursuant to Section 144(2) of the YBCA.

Please note, that if the Board of Directors determines that it is in the best interests of the Corporation to combine the business set out in the Requisition with the Corporation’s annual meeting for 2016, the undersigned and the other signatories to the Requisition would not oppose such combination so long as (i) such combined meeting is held not later than June 30, 2016, and (ii) the business of the requisitioned meeting is voted on by shareholders before the ordinary business of the annual meeting in order to give full effect (if approved) to the resolution attached as Schedule A to the Requisition.

Sincerely,

/s/ PHIL E. MULACEK

Phil e. mulacek